UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2002

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                           INCORPORATION BY REFERENCE

     The registrant's report on this Form 6-K is incorporated by reference into the registrant's Registration Statements on (i) Form F-3 (File No. 333- 12956); and (ii) Forms S-8 (File Nos. 33-8910; 33-9212; 333-12944; 333-91900 and 333-
99083).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AXA
                                        (REGISTRANT)

                                        By:  /s/ GERARD DE LA MARTINIERE
                                             ---------------------------------
                                             Name: Gerard de La Martiniere
                                             Title: Chief Financial Officer and
                                               Member of the Management Board



Date: November 14, 2002

                                  EXHIBIT INDEX



EXHIBITS                                DESCRIPTION
--------                                ---------------------------------------

    1 Press Release issued on November 14, 2002 by AXA, announcing AXA Group net liabilities for GMDB/GMIB U.S. account value guarantees.

                                                                       EXHIBIT 1


                                   [AXA LOGO]

                                  PRESS RELEASE


                                                               November 14, 2002

--------------------------------------------------------------------------------

                  AXA GROUP NET LIABILITIES FOR GMDB/GMIB U.S.
                  ACCOUNT VALUE GUARANTEES WERE ESTIMATED TO BE
                  $270 MILLION, PRE-TAX, AT SEPTEMBER 30, 2002

--------------------------------------------------------------------------------



BASED ON THE METHODOLOGY(1) DISCLOSED IN THE AXA FINANCIAL THIRD QUARTER 2002 SEC FORM 10-Q FILED ON NOVEMBER 13, 2002 FOR VALUATION OF GMDB AND GMIB NET LIABILITIES, AND APPLYING THE SAME METHODOLOGY TO AXA CORPORATE SOLUTIONS:

   o GROUP LIABILITIES RELATING TO BOTH AXA FINANCIAL AND AXA CORPORATE SOLUTIONS, NET OF REINSURANCE AND PRE-TAX, AS OF SEPTEMBER 30, 2002 WOULD BE $270 MILLION

   o AFTER GIVING CONSIDERATION TO EXISTING RESERVES, THE POTENTIAL RESERVE ADDITIONS, NET OF REINSURANCE, AS OF SEPTEMBER 30, 2002 WOULD BE $198 MILLION PRE-TAX, $129 MILLION POST-TAX

THESE LIABILITIES AND RESERVES ARE SUBJECT TO EQUITY MARKET VARIATIONS, NUMEROUS ESTIMATES AND SUBJECTIVE JUDGMENTS, AND THE RESERVES CALCULATED AS OF DECEMBER 31, 2002 WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE LEVEL OF EQUITY MARKETS AT YEAR-END 2002.





--------------------------
1 The methodology applies a proposed AICPA Statement Of Position issued on July 31, 2002, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the "Proposed SOP"). The Proposed SOP provides for the recording of a liability for variable annuity products with a guaranteed minimum death benefit ("GMDB") feature under certain circumstances and contains a methodology for establishing a liability for potential GMDB benefits. Management believes this methodology would be appropriate for valuing and disclosing the GMDB and GMIB liabilities, net of reinsurance.
AICPA is the American Institute of Certified Public Accountants.

DEFINITIONS OF GMDB/GMIB ACCOUNT VALUE GUARANTEES IN THE U.S.

Certain variable annuity products contain a GUARANTEED MINIMUM DEATH BENEFIT ("GMDB") feature that may be triggered by the policyholder's death. An insurance/reinsurance company bears the risk that protracted under-performance of the financial markets could result in GMDB benefits being higher than accumulated policyholder account balances.



In addition, certain variable annuity products contain a GUARANTEED MINIMUM INCOME BENEFIT ("GMIB") feature which, if elected by the policyholder after a stipulated waiting period, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates.



ESTIMATED LIABILITIES AT SEPTEMBER 30, 2002

US LIFE & SAVINGS
AXA Financial issues certain variable annuity products with a GMDB feature. At September 30, 2002, AXA Financial reinsures, in the aggregate, approximately 15% of its current exposure to GMDB obligations on annuity contracts in-force.
US GAAP prohibits the recording of a liability for the GMDB feature. However, under the methodology of the Proposed SOP, the unrecorded GMDB liabilities, net of reinsurance, were estimated by management to be $118 million at September 30, 2002.

AXA Financial also issues certain variable annuity products that contain a GMIB feature. AXA Financial reinsures, subject to certain maximum amounts or caps in any one period, approximately 70% of its current liability exposure resulting from the GMIB feature.
US GAAP prohibits the recording of a liability for the GMIB feature. However, based on applying the methodology of the Proposed SOP, the unrecorded GMIB liabilities, net of reinsurance, were estimated by management to be $51 million at September 30, 2002.


AXA CORPORATE SOLUTIONS LIFE REINSURANCE
AXA Corporate Solutions assumes reinsurance for GMDB features of certain variable annuity products. The business underwritten by AXA Corporate Solutions includes built-in protections such as caps on the maximum exposure, and built-in stabilizers with downside protections for its revenue inflows.
Under the methodology of the Proposed SOP, the GMDB liabilities were estimated by management to be $70 million at September 30, 2002

AXA Corporate Solutions also assumes reinsurance for GMIB features of certain variable annuity products. The business underwritten by AXA Corporate Solutions includes built-in protections such as caps on election rates.
Based on applying the methodology of the Proposed SOP, the GMIB liabilities were estimated by management to be $31 million at September 30, 2002.

UNCERTAINTIES

The determination of the GMDB AND GMIB LIABILITIES is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. Assumptions regarding separate account performance used for purposes of this calculation are set using long-term view of expected average market returns by applying a reversion to the mean approach. There can be no assurance that ultimate actual experience will not differ, upwards or downwards, from management's estimates.
The determination of the estimated liabilities is based on the methodology of the Proposed SOP, which is subject to change prior to release of a final pronouncement by the AICPA.



ACCOUNTING TREATMENT IN AXA GROUP'S FRENCH GAAP FINANCIAL STATEMENTS

The Group is currently reviewing with its auditors the appropriate accounting treatment for GMDB/GMIB U.S. account value guarantees under French GAAP.

Based on applying the methodology of the Proposed SOP, the net liabilities as of September 30, 2002 related to GMDB/GMIB account value guarantees in the U.S. would be $270 million pre-tax, consisting of $169 million for AXA Financial and $101 million for AXA Corporate Solutions.

In the AXA Group's June financial statements, the reserves held for the assumed GMDB/GMIB reinsurance liabilities of AXA Corporate Solutions were $72 million, pre-tax.

As of September 30, 2002 and based on applying the methodology of the Proposed SOP, if the Group were to set up reserves to cover these potential liabilities, the net reserve additions would be $198 million pre-tax, $129 million post-tax.



ADDITIONAL ITEM

Additionally, in its third quarter 2002 SEC Form 10-Q, AXA Financial disclosed a $144 million tax benefit, which will contribute to AXA Group's 2H02 earnings.



CONFERENCE CALL DETAILS

AXA will hold a conference call today following this release at 2:30 pm in Paris (8:30 am in New York and 1:30 pm in London). You can listen and ask questions:

Call-in number(s)   UK dial in number: +44 (0) 20 8240 8249
                    US dial number: +1 952 556 2827

Password            AXA

Replay number(s)    UK replay number: +44 (0) 20 8288 4459, access code: 249 497
                    US replay number: +1 703 736 7336, access code: 249 497

The Instant Replay will be available until November 29, 2002.

ABOUT AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 906 billion in assets under management as of December 31, 2001 and reported revenues of approximately Euro 75 billion for 2001. Revenues as of September 30, 2002 were Euro 57 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                       * *
                                        *

This press release is also available on AXA Group web site: www.axa.com
                                                            -----------

INVESTOR RELATIONS:                        MEDIA RELATIONS:
------------------                         ---------------
Matthieu ANDRE:        +33 1.40.75.46.85   Christophe DUFRAUX: +33.1.40.75.46.74
Caroline PORTEL:       +1.212.314.61.82    Barbara WILKOC:     +1.212.314.37.40
Marie-Flore BACHELIER: +33 1.40.75.49.45   Clara RODRIGO:      +33.1.40.75.47.22



CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2001 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.